

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DC

02025452

DIVISION OF
CORPORATION FINANCE

March 5, 2002

NO ACT
P.E 12-21-2001
1-01136

Act 1934
Section
Rule 14A-8
Public Availability 3/5/2002

Sandra Leung
Corporate Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

Re: Bristol-Myers Squibb Company
Incoming letter dated December 21, 2001

Dear Ms. Leung:

This is in response to your letters dated December 21, 2001 and February 4, 2002 concerning the shareholder proposal submitted to Bristol-Myers by the United Brotherhood of Carpenters Pension Fund. We also have received a letter from the proponent dated January 18, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Edward J. Durkin
Corporate Advisor
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001



Bristol-Myers Squibb Company
345 Park Avenue New York, NY 10154-0037 212 546-4260
E-mail: sandra.leung@bms.com

Sandra Leung
Corporate Secretary

December 21, 2001

BY FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of the United Brotherhood of Carpenters Pension Fund*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of the Bristol-Myers Squibb Company ("BMS" or the "Company"), to omit from its proxy statement and form of proxy for BMS's 2002 Annual Meeting of Stockholders (collectively, the "2002 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from the United Brotherhood of Carpenters Pension Fund ("UBC"). The Proposal requests that BMS's Board of Directors (the "Board") "adopt a policy stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to our Company." The Proposal and Supporting Statement are attached hereto as Attachment 1.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to UBC, informing it of the Company's intention to omit the Proposal and the Supporting Statement from the 2002 Proxy Materials. The Company intends to begin distribution of its definitive 2002 Proxy Materials on March 18, 2002. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not fewer than 80 days before BMS files its definitive materials and form of proxy with the Securities and Exchange Commission (the "Commission").

We hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our opinion that the Proposal and the Supporting

Statement may be excluded from BMS's 2002 Proxy Materials pursuant to the following rules, as more fully discussed below:

(1) Rule 14a-8(i)(7), because the Proposal and Supporting Statement relate to the Company's ordinary business operations;

(2) Rule 14a-8(i)(10), because the Proposal has been substantially implemented; and

(3) Rule 14a-8(i)(3) and Rule 14a-8(i)(6), because the Proposal and Supporting Statement are impermissibly vague and misleading in violation of the proxy rules.

While we strongly believe that well-established precedent supports exclusion of the Proposal on the foregoing bases, if the Staff were to depart from this precedent in responding to this letter, we believe that the Proposal nonetheless would have to be substantially revised before it could be included in the Company's 2002 Proxy Materials, also pursuant to Rule 14a-8(i)(3).

I. BASES FOR EXCLUSION

A. The Proposal May Be Excluded Under Rule 14a-8(i)(7), Because The Proposal And The Supporting Statement Relate To The Company's Ordinary Business Operations.

The Proposal and Supporting Statement may be excluded under Rule 14a-8(i)(7) because they relate to the Company's ordinary business operations. As addressed in Section II below, the Staff has consistently held that the selection of independent auditors and other service providers is a matter of ordinary business.

B. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Proposal Has Been Substantially Implemented.

The Proposal has been substantially implemented and is excludable under Rule 14a-8(i)(10) because, as discussed in Section III below, BMS has already addressed the fundamental elements of the Proposal.

C. The Proposal and Supporting Statement May Be Excluded Under Rule 14a-8(i)(3) And Rule 14a-8(i)(6) Because They Are Impermissibly Vague And Indefinite.

The Proposal and Supporting Statement are excludable under Rule 14a-8(i)(3) because they are impermissibly vague and indefinite, and therefore misleading, as a result of which they are also excludable under Rule 14a-8(i)(6) as beyond BMS's ability to effectuate.

D. The Proposal Must Be Revised Under Rule 14a-8(i)(3), Because The Proposal And Supporting Statement Are Vague, False And Misleading In Violation Of Rule 14a-9.

In the alternative, if the Staff does not concur that the proposal should be excluded in its entirety because of it is impermissibly vague and misleading, we respectfully request that the Staff recommend exclusion and/or revision of those statements, as discussed in Section IV below.

II. THE PROPOSAL AND THE SUPPORTING STATEMENT DEAL WITH MATTERS RELATING TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS

The Proposal and Supporting Statement may properly be omitted pursuant to Rule 14a-8(i)(7), which permits the omission of shareholder proposals dealing with matters relating to the Company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting."[1] The 1998 Release states that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals. Importantly, the 1998 Release specifically stated that "[r]eversal of the [Cracker Barrel] position does not affect the Division's analysis of

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1 Release No. 34-40018 (May 21, 1998) (the "1998 Release").

any other category of proposals under the exclusion, *such as proposals on general business operations*." (emphasis added). Pursuant to the amended rules, the 1998 Release further stated that the Staff will determine excludability under the "ordinary business" standard on a case-by-case basis, taking into account such factors as the nature of the proposal and the circumstances of the company to which it is directed.

As noted above, the Commission has reaffirmed that proposals on general business operations are excludable under Rule 14a-8(i)(7). The Commission noted that the general underlying policy of this exclusion "is consistent with the policy of most state corporate laws." The Proposal clearly falls within state corporate law as relating to the Company's ordinary business. Under Section 141 of the Delaware General Corporation Law, which is applicable to BMS, "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors…."

The subject matter of the Proposal, the retention of the Company's auditors or an affiliated company to provide non-audit services, is clearly a matter of ordinary business. Specifically, limiting the services that may be performed by the Company's public accounting firm, relates to the Company's selection of its independent auditor and the hiring of service providers.

The Staff has consistently concurred in the view that shareholder proposals relating to the selection and appointment of independent auditors may be omitted from proxy statements because they are matters relating to the conduct of a company's ordinary business operations. For example, in *Pacific Gas and Electric Company* (avail. January 26, 1993) the Staff permitted exclusion of a shareholder proposal requesting that the company select a new accounting firm every three years because the proposal dealt with a matter relating to the conduct of the company's ordinary business operations (*i.e.,* the method and criteria used to determine the independent auditor selected). Other Staff decisions consistently reinforce the position that shareholder proposals relating to the selection and appointment of independent auditors may be excluded from proxy statements. *See, e.g., Texaco, Inc.* (avail. August 23, 1993) (permitting omission of a stockholder proposal requesting that the company's auditors be changed every three to five years); *Southern New England Telecommunications Company* (avail. February 11, 1991) (permitting exclusion of a stockholder proposal which requested that the company limit the service of auditors to not more than four consecutive years and not more than six years in any ten consecutive years); *Monsanto Company* (avail. January 17, 1989) (permitting omission of a stockholder proposal requesting that the board of directors use competitive bidding to select auditors from among the "Big Eight" firms for up to five-year terms); *Mobil Corporation* (avail. January 3, 1986) (allowing exclusion of a stockholder proposal that (i) the audit committee of the board of directors consider a minimum of three accounting firms utilizing a system of competitive bidding, (ii) the term be limited to not longer than five consecutive years and (iii) adequate details of the audit costs developed through bids be submitted to stockholders); *Ohio Edison Company* (avail. December 30, 1985) (permitting omission of a stockholder proposal requiring rotation of auditors every seven years, with the audit committee of the board of directors considering at least three auditing firms as candidates and using a competitive bidding process could be omitted from proxy statement); *Firestone Tire & Rubber Co.* (avail. November 25, 1980) (permitting omission of a stockholder proposal recommending that board of directors consider each year the practice of rotating auditors, the frequency of which rotation to be determined by the audit committee of the board of directors).

Moreover, BMS's decisions as to whom to retain to provide services to the Company are practices that directly relate to the conduct of the Company's ordinary business operations. The Staff has consistently found that a company's decisions regarding the selection of service providers falls squarely in the ordinary business exclusion. In *Scana Corporation* (avail. January 16, 1996), a proposal calling on the company to terminate its contractual relationship with its security services provider was ruled to be excludable from the company's proxy statement as "relating to the conduct of the ordinary business of the registrant (i.e., selecting service providers)." *See also*, *Kroger Corporation* (avail. March 18, 1998) (finding a shareholder proposal mandating the company replace the advisor and trustee of the Company's 401(k) Savings Plan excludable as ordinary business). Additionally, the Staff has concurred on several occasions with companies that proposals concerning changes in hiring practices are excludable as ordinary business matters. In *Atlantic Energy* (avail. February 17, 1989), a proposal requesting the company to give priority to hiring contractors and employees from the company's immediate area was excludable as dealing with ordinary business matters (i.e., selecting contractors and employers). Like *Kroger* and *Scana*, the Proposal relates to the exclusion of a specific group of service providers, the Company's accounting firm and any affiliated company, a decision which is an ordinary business matter.

Further, when the Commission revised its auditor independence requirements in

December 2000 (the "Auditor Independence Requirements"), it rejected a total ban on non-audit services provided by auditors to their audit clients.[2] At the same time, it adopted an additional disclosure requirement; issuers must now disclose "whether the issuer's audit committee has considered whether the provision of non-audit services is compatible with maintaining the principal accountant's independence." In the release adopting the new auditor independence rules, the Commission stated, citing the findings of the *Panel on Audit Effectiveness: Report and Recommendations* (the "O'Malley Panel"), that it is a company's audit committee that should consider "whether to adopt formal or informal policies concerning when or whether to engage the company's auditing firm to provide non-audit services." The O'Malley Panel had stated that evaluating the appropriateness of a particular non-audit service requires "considerable judgment" and that audit committees must play a crucial role in exercising that judgment.[3] The results of the Commission's recent rulemaking with respect to auditor independence and the work of the O'Malley Panel underscore that the decision as to whether to engage the same firm for auditing and non-auditing services is a matter for a company and its board of directors to decide with the assistance of its audit committee. Accordingly, the Proposal and Supporting Statement may be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

III. THE COMPANY HAS ALREADY SUBSTANTIALLY IMPLEMENTED THE PROPOSAL

Alternatively, the Proposal and the Supporting Statement may properly be omitted pursuant to Rule 14a-8(i)(10), which permits the omission of a shareholder proposal where a company has already "substantially implemented" the elements thereof. The 1998 Release notes that this rule merely reflects the interpretation earlier adopted in Release No. 34-20091 (Aug. 16, 1983) under former Rule 14a-8(c)(l0). Pursuant to the 1983 interpretation, the Staff has stated that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of

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[2] Release No. 33-7919 (November 21, 2000).

[3] *The Panel on Audit Effectiveness: Report and Recommendation*, § 5.29 (August 31, 2000).

the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).[4]

Where a company can demonstrate that it has already taken actions to address the fundamental elements of a shareholder proposal, the Staff has concurred that the proposal may be excluded as moot. *See, e.g., Nordstrom Inc.* (avail. Feb. 8, 1995) (proposal that company commit to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). To the same effect, *see also The Gap, Inc.* (avail. Mar. 8, 1996) (proposal that company adopt guidelines precluding it from doing business with certain suppliers substantially implemented and rendered moot).

Shareholders of the Company are already given the opportunity to vote on fundamental elements of the Proposal when they vote on the ratification of auditors each year, thus rendering the Proposal moot. First, pursuant to the requirements of Item 9(e) of Schedule 14A, adopted by the Commission in November 2000,[5] the Company disclosed in its 2001 proxy statement the aggregate fees billed by the Company's auditors for audit and other services. Second, pursuant to the requirements of Item 9(e), the Company included in its 2001 proxy statement a Report of the Audit Committee discussing non-audit services. Specifically, the Report stated:

> ...[T]he Audit Committee has received written disclosures and a letter from the independent accountants required by Independence Standards Board Standard No. 1, as amended to date, and has discussed with the independent accountants their independence from management. The Committee has also considered whether the independent accountants' provision of information technology and other non-audit services is compatible with the

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[4] The Company notes in this regard, however, that to the extent some portion of a proposal may be properly excluded on another basis, a company need only establish that it has "substantially implemented" the remaining portion of the proposal in question in order to properly exclude the balance as well. *See Exxon Corp.* (avail. Feb. 28, 1992) (shareholder proposal relating to MacBride principles excludable partly under Rule 14a-8(c)(7) and partly under 14a-8(c)(10)).

[5] Release No. 33-7919 (November 21, 2000).

auditors' independence.

Third, the Company annually includes in its proxy statement for shareholder action the ratification of the appointment of its independent auditors, which are selected by the Board based on the recommendation of the Audit Committee.

The Company's stockholders, therefore, are annually presented with the choice of whether to retain the same accounting firm to provide audit and non-audit services. The Proposal's essential purpose of providing for a stockholder vote to determine whether the same firm should be retained by the Company to provide audit and non-audit services is substantially implemented by the Company's submission of the auditors' appointment for ratification by stockholders who have received disclosure concerning the non-audit services provided by the firm. Accordingly, the Company has substantially implemented the Proposal. Thus, the Company may omit the Proposal from the Proxy Materials under Rule 14a-8(i)(10).

IV. THE PROPOSAL AND SUPPORTING STATEMENT ARE EXCLUDATE UNDER RULE 14a-8(i)(3) BECAUSE THEY ARE IMPERMISSIBLY VAGUE AND INDEFINITE, AND THEREFORE MISLEADING, AS A RESULT OF WHICH THEY ARE ALSO EXCLUDABLE UNDER RULE 14a-8(i)(6) AS BEYOND BMS'S ABILITY TO EFFECUTATE.

The Proposal and Supporting Statement also are properly excludable because they do not define what activities fall into the category of audit services and non-audit services. A stockholder proposal or supporting statement may be excluded under Rule 14a-8(i)(3) when it is "contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false and misleading statements in proxy soliciting materials." A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the stockholders voting on the proposal nor the Company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Company* (Jul. 30, 1992). *See also Bristol-Myers Squibb Co.* (Feb. 1, 1999). The Staff has noted that, in such a situation, "the proposal may be misleading because any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Trammell Crow Real Estate Investors* (avail. Mar. 11, 1991).

The Proposal and Supporting Statement do not define what they mean by non-audit services nor is there any standard definition. The disclosure rules adopted by the Commission in 2000, which require disclosure of audit and other fees, also do not contain definitions of these terms.[6] While the Staff has provided some guidance with respect to its views of what constitutes audit fees (*e.g.* the auditing of annual financial statements and quarterly reviews), [7] there is no indication that the Proposal is using these terms in this manner. Moreover, there has been substantial disagreement concerning the characterization of certain services provided by accounting firms as audit or non-audit services. In fact, certain services which the Staff has indicated should not be included as audit fees (e.g. "work performed in connection with registration statements such as due diligence procedures or issuance of comfort letters), cannot, for all practical purposes, be performed by an accounting firm other a company's outside auditor.

Accordingly, the proposal is so vague that it would be impossible for BMS to implement the Proposal and, thus, may be excluded under Rule 14a-8(i)(3) and (6).

V. THE PROPOSAL MUST BE REVISED UNDER RULE 14a-8(i)(3) BECAUSE THE PROPOSAS AND SUPPORTING STATEMENT ARE VAGUE, FALSE AND MISLEADING IN VIOLATION OF RULE 14a-9.

Pursuant to Rule 14a-8(i)(3), the Proposal and Supporting Statement must be revised before they may be included in BMS's 2002 Proxy Materials because the Proposal and Supporting Statement contains vague, false and misleading statements in contravention of the proxy rules.

First, the Supporting Statement implicitly accuses BMS's management and auditing firms of engaging in improper "business and financial relationships" to the detriment of "auditor independence." In fact, after engaging in rulemaking, the Commission adopted rules that permit auditors to perform many non-audit services

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[6] Schedule 14A, Item 9(e).

[7] Office of the Chief Accountant: Application of Revised Rules on Auditor Independence—Frequently Asked Questions (Jan. 16, 2001).

subject to certain specific restrictions.[8] The Note to Rule 14a-9 states that "misleading" materials include "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Unfounded assertions and inflammatory statements representing the unsubstantiated personal opinion of a shareholder have long been viewed as excludable under this provision. *See Philip Morris Companies Inc.* (avail. Feb. 7, 1991) (proposal implying that company "advocates or encourages bigotry and hate" excludable under former Rule 14a-8(c)(3)); *Detroit Edison Co.* (avail. March 4, 1983) (statements implying company engaged in improper "circumvention of . . . regulation" and "obstruction of justice" without factual foundation provided a basis for excluding the proposal under former Rule 14a-8(c)(3)). The Supporting Statement is misleading in that it implicitly attacks the integrity of BMS's current auditors as well as that of BMS's management and accounting personnel, with no substantiation or factual support.

Second, none of the citations ascribed to Staff Legal Bulletin No. 14 ("SLB 14") actually appear in SLB 14. The Supporting Statement misleadingly attributes large sections of citations coming from an unknown source to a Staff publication. The Supporting Statement is therefore vague and misleading in violation of Rules 14a-9.

Third, the Supporting Statement incorrectly attributes SLB 14 to the entire Commission: "The U.S. Securities and Exchange Commission recently stated..." SLB 14, however, represents only the views of the Division of Corporation Finance and not the Commission as a whole. Staff Legal Bulletins are not in any way rules, regulations or statements of the Commission. The Supporting Statement incorrectly characterizes the nature of SLB 14 by misidentifying its source.

Fourth, the Supporting Statement misrepresents as fact the opinion that "[i]t is critically important to the integrity of the auditing process and the confidence of investors that those firms performing audits for public corporations avoid business relationships that might compromise their independence or raise the perception of compromised judgment." The statement implies that providing both audit and non-audit services may compromise an accounting firm's independence. Similarly the Supporting Statement alleges as fact that "[a]t the heart of the challenge to auditor independence is the growing level of business and financial relationships developing between audit firms

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[8] Release No. 33-7919 (November 21, 2000).

and their clients." Accordingly, these statements should be identified as opinion or deleted.

Fifth, the Supporting Statement states that "[t]he growth of non-audit revenues represents a trend that has been accelerating dramatically in the last several years, with non-audit fees for consulting or advisory services exceeding audit fees at many companies." There is no support cited for this statement. Accordingly, support should be provided or the statement should be deleted.

Finally, the Supporting Statement states that "[o]ur Company is the category of companies that pays its audit firm more for non-audit advisory services than it does for audit services." The statement is misleading in that it implies the existence of some preexisting "category" of companies who pay their audit firm more for non-audit services than audit services. In fact, no such category exists and any assertion that such a category exists misleads readers because it suggest that BMS is a member of a defined class of companies that are somehow acting imprudently with regard to the engagement of auditors.

VI. CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Securities and Exchange Commission take no action if BMS excludes the Proposal of UBC in its 2002 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 546-4260 if I can be of any further assistance in this matter.

Sincerely,



Sandra Leung

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

November 10, 2001

Ms. Sandra Leung
Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, New York 10154

Re: Shareholder Proposal

Dear Ms. Leung:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Bristol-Myers Squibb Company ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the fees paid to the Company's outside auditing firm. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 8,900 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Carpenter pension funds are long-term holders of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's long-term corporate value will best serve the interests of the Company's shareholders and other important constituents.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin, United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001.

Sincerely,



Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin

Enclosure

Audit Fees Proposal

Resolved, that the shareholders of Bristol-Myers Squibb Company ("Company") request that the Board of Directors adopt a policy stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to our Company.

Statement of Support: The role of independent auditors in ensuring the integrity of the financial statements of public corporations is fundamentally important to the efficient and effective operation of the financial markets. The U.S. Securities and Exchange Commission recently stated:

> Independent auditors have an important public trust. Investors must be able to rely on issuers' financial statements. It is the auditor's opinion that furnishes investors with critical assurance that the financial statements have been subjected to a rigorous examination by an objective, impartial, and skilled professional, and that investors, therefore, can rely on them. If investors do not believe that an auditor is independent of a company, they will derive little confidence from the auditor's opinion and will be far less likely to invest in that public company's securities. (Division of Corporate Finance, Staff Legal Bulletin #14, 7/13/01) ("Bulletin #14")

It is critically important to the integrity of the auditing process and the confidence of investors that those firms performing audits for public corporations avoid business relationships that might compromise their independence or raise the perception of compromised judgment. At the heart of the challenge to auditor independence is the growing level of business and financial relationships developing between audit firms and their clients. Bulletin #14 identifies these growing business relationships that threaten auditor independence:

> Accounting firms have woven an increasingly complex web of business and financial relationships with their audit clients. The nature of the non-audit services that accounting firms provide to their audit clients has changed, and the revenues from these services have dramatically increased.

The growth of non-audit revenues represents a trend that has been accelerating dramatically in the last several years, with non-audit fees for consulting or advisory services exceeding audit fees at many companies. Our Company is in the category of companies that pays its audit firm more for non-audit advisory services than it does for audit services. The Company's most recent proxy statement indicated that PricewaterhouseCoopers LLP received $2,800,000 for audit services, while receiving $22,939,000 for non-audit services rendered.

We believe that this financial "web of business and financial relationships" may at a minimum create the perception of a conflict of interest that could result in a lack of owner and investor confidence in the integrity of the Company's financial statements. As long-term shareowners, we believe that the best means of addressing this issue is to prohibit any audit firm retained by our Company to perform audit services from receiving payment for any non-audit services performed by the firm. We urge your support for this resolution designed to protect the integrity of the Company's auditing and financial reporting processes.



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

January 18, 2002

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to Bristol-Myers Squibb Company Request for No-Action Advice Concerning the United Brotherhood of Carpenter's Pension Fund's Shareholder Proposal

Dear Sir or Madam:

The United Brotherhood of Carpenters Pension Fund (the "Fund") hereby submits this letter in reply to Bristol-Myers Squibb Company's ("Company") Request for No-Action Advice concerning the shareholder proposal ("Proposal") and supporting statement our Fund submitted to the Company for inclusion in its 2002 proxy materials. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Fund's Proposal requests that the Board of Directors adopt a policy stating that the public accounting firm retained by our Company to provide audit services should not also be retained to provide non-audit services. For the reasons discussed below, the Company's request should be denied and the Proposal should be included in its proxy materials.

1. The Company fails to meet its burden of persuasion that the Proposal is a violation of proxy rules so the Proposal cannot be excluded under Rule 14a-8(i)(3)

The Company correctly observes that the supporting statement to the Proposal incorrectly cites Staff Legal Bulletin #14, Division of Corporate Finance, as the source of two quotes attributable to the Commission. The correct citation is to the "Final Rule: Revision of the Commission's Auditor Independence Requirements" (Release No. 33-7919, November 21, 2000). The proper remedy for this inadvertent error is that the Fund corrects the supporting statement, which the Fund is willing to do.

The Proposal is not false or misleading. It does not impugn the Company's integrity, nor cast aspersions on its auditor. Rather, the Proposal and its supporting statement accurately summarize the significant policy issues concerning auditor independence that are so critically important to shareholders and that have been the subject of so much attention by the Commission and others. In regard to the Company, the supporting statement accurately reflects the Company's disclosure of the fees it has paid to its auditors. Neither is the proposal vague. It deliberately does not provide rigid definitions of "audit services" or "non-audit services." Instead, it appropriately leaves this to the Board as part of its responsibility.

2. **The Company fails to meet its burden of persuasion that it lacks the power or authority to implement the Proposal so the Proposal cannot be excluded under Rule 14a-8(i)(6)**

The Company next argues that it may exclude the Proposal under Rule 14a-8(i)(6) because it does not define what activities fall into the category of audit services and which activities constitute non-audit services. It is argued that the disclosure rules adopted by the Commission in 2000, which require disclosure of audit and other fees, also do not contain definitions on these terms, and while the SEC has provided some guidance there is clear disagreement on the definition of certain terms.

This argument misses the mark for it fails to address the Proposal the Fund has submitted. The Fund submitted a precatory proposal asking the board of directors to adopt a policy to deal with this issue. The board, under our Proposal, has the power to define audit and non-audit services. While there is disagreement in many quarters as to the scope of what constitutes "non-audit services," the Proposal cannot be expected to contain a full categorization of the wide range of services provided by audit firms to companies. Should a company's board chose to adopt an auditor independence policy that limits the non-audit services provided by the company's audit firm, it would clearly be prudent to define those services that are held to constitute "audit services" and "non-audit services" for the purpose of setting limits on the services provided by the company's auditor.

3. **The Company fails to meet its burden of persuasion that the Proposal deals with a matter relating to the Company's ordinary business operations so the Proposal cannot be excluded under Rule 14a-8(i)(7)**

The Company argues that the Proposal may be excluded because it deals with a matter related to the Company's ordinary business. The Staff of the Division of Corporate Finance recently rejected this argument in *The Walt Disney Company* (December 18, 2001. *Disney* provides in pertinent part:

> The proposal requests that the board of directors adopt a policy that would prohibit Disney's independent accountants from providing non-audit services to the Company. We are unable to concur in your view that Disney may exclude the proposal under rule 14a-8(i)(7). That provision permits the omission of a proposal that deals with a matter relating to the ordinary business operations of a registrant. **In view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant**

policy issues, we do not believe that Disney may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7). (emphasis added).

The Proposal the Fund submitted to the Company is the same proposal as that submitted to Disney. The essence of the Company's argument is the same as that advanced by Disney. And the result, rejection of this argument by the Staff, should be the same. While some may attempt to distinguish *Disney*, the result must be the same for the Fund's Proposal so clearly does not seek to micromanage the Company's business or otherwise infringe on ordinary business matters. The significant policy issues raised by this Proposal deserve to be presented to shareholders so that they may express their view to the board.

4. The Company fails to meet its burden of persuasion that the Proposal has been substantially implemented so the Proposal cannot be excluded under Rule 14a-8(i)(10)

The Company's final argument is that the Proposal has been substantially implemented so that it may be excluded pursuant to Rule 14a-8(i)(10). The essence of the argument is that shareholders of the Company are already given the opportunity to vote on fundamental elements of the Proposal when they vote on the ratification of auditors each year. It is noted that companies are required to disclose in the proxy statement the audit and non-audit fees paid to their auditors and that the Audit Committee Report discusses the provision of non-audit services.

The Staff should reject this argument. The Fund's precatory proposal requests the establishment of a policy that would guide the audit committee and the full board in the future on the issue of retaining audit and non-audit services from audit companies. Specifically, the guidance the policy would impart would be that whatever company the audit committee and board choose to recommend to shareholders for ratification should be a firm that is engaged only to provide audit services. A management-proposal seeking ratification of that recommended audit firm allows a vote on the narrow issue of the retention of a specific firm to provide audit services for the upcoming year. It does not address, for instance, what non-audit services the board or audit committee should choose to contract for from that firm.

For these reasons, the Company's request should be denied and the Fund's proposal should be included in its 2002 proxy materials.

Sincerely,



Edward J. Durkin
Corporate Advisor

cc: Sandra Leung (Bristol-Myers Squibb)



Bristol-Myers Squibb Company

345 Park Avenue New York, NY 10154-0037 212 546-4260 Fax 212 605-9622
E-mail: sandra.leung@bms.com

Sandra Leung
Corporate Secretary

February 4, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: *Shareholder Proposal of the United Brotherhood of Carpenters Pension Fund Securities Exchange Act of 1934 -- Rule 14a-8*

Dear Ladies and Gentleman:

On behalf of Bristol-Myers Squibb Company ("BMS" or the "Company"), this letter responds to the letter of Edward J. Durkin, Corporate Advisor for the United Brotherhood of Carpenters Pension Fund (the "Proponent"), dated January 18, 2002 (the "Response Letter"). The Response Letter addresses certain of the grounds cited in our letter to the Division of Corporation Finance (the "Division"), dated December 21, 2001 (the "Exclusion Letter"), supporting our conclusion that BMS may omit from its proxy statement and form of proxy for its 2002 Annual Meeting of Stockholders (collectively, the "2002 Proxy Materials") the Proponent's shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement"). The Proposal requests that BMS's Board of Directors (the "Board") "adopt a policy stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to our Company." A copy of the Response Letter is attached to this letter as Exhibit A. For the reasons set forth below, none of the arguments asserted in the Response Letter alter our opinion that the Proposal may properly be omitted under Rule 14a-8.

In accordance with Rule 14a-8(j), enclosed are six copies of this letter and its exhibits. Also in accordance with Rule 14a-8(j), a copy of this letter and its exhibits is being mailed on this date to the Proponent.

I. The Proponent Effectively Modifies The Proposal In The Guise Of Clarification.

The Response Letter alleges that the Proposal is not vague because "[i]t deliberately does not provide rigid definitions of 'audit services' and 'non-audit services.'" Rather, "the board, under our Proposal, has the power to define audit and non-audit services." This reading of the Proposal, however, modifies the Proposal that was originally submitted. The Proposal plainly requests that BMS's Board "adopt a policy stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to our Company." The Proposal contains nothing indicating that the decision regarding what are to be considered "audit services" and what are to be considered "non-audit services" are matters to be left to the Board's discretion. Indeed, in light of the statements in the Supporting Statement about the "growing level of business and financial relationships developing between audit firms and their clients" and its allegations concerning the "'web of business and financial relationships'" between accounting firms and their audit clients, the Proponent's contention that the Proposal was left purposely vague in order to grant the Board authority that might undermine the substance of the proposal is difficult to accept. The Proponent, therefore, is attempting to modify the Proposal in the guise of clarification.

Rule 14a-8 does not explicitly permit a proponent to modify a proposal at the proponent's discretion. Nevertheless, as explained in Staff Legal Bulletin No. 14, the Division has "a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal." In this case, the Proponent's modifications to the Proposal are more than "minor in nature" and "alter the substance of the Proposal." The Proponent, therefore, should not be permitted to modify the Proposal in response to the Exclusion Letter.

II. The Proposal Has Already Been Substantially Implemented

According to the Response Letter, the Proposal "requests the establishment of a policy that would guide the audit committee and the full board in the future on the issue of retaining audit and non-audit services from audit companies." If the Division permits the Proposal to be modified in this fashion, it is clear that BMS has substantially implemented the Proposal. The BMS Audit Committee in July 2001 adopted a policy that governs the standards and procedures for retaining our outside auditors, PricewaterhouseCoopers ("PwC") for non-audit related services. Under the policy, all proposed engagements must be competitively bid in compliance with the company's purchasing guidelines and internal control procedures, including company approval levels. All proposed engagements are then forwarded to the company controller for review and approval. Any engagement in excess of a certain amount requires the prior approval of the Audit Committee. At each Audit Committee meeting, PwC is required to provide to the Committee a report concerning their audit fees and fees for all other services rendered, as well as a description of the work performed.

The Company, therefore, has already substantially implemented "a policy that would guide the audit committee and the full board in the future on the issue of retaining audit and non-audit services from audit companies."

Furthermore, the Response letter contends that BMS's policies "[do] not address, for instance, what non-audit services the board or audit committee should choose to contract for from the firm." Pursuant to the policy referred to above, BMS already has guidelines in place concerning the non-audit services provided by PwC. For instance, (1) PwC is prohibited from performing financial information systems design and implementation work, (2) fee arrangements are prohibited; and (3) PwC is prohibited from performing any services that may impair its independence under rules promulgated by the Securities and Exchange Commission. Further, under the policy, engagements for tax services, including planning, assistance and preparation, audit of benefit plans and other audit-related work, and due diligence and transaction services are exempt from the pre-approval requirements described herein. BMS, therefore, already has in place policies regarding "what non-audit services the board or audit committee should choose to contract for from the firm."

As discussed in the Exclusion Letter, when a company has already taken actions to address the fundamental elements of a shareholder proposal, the proposal may be excluded as moot. *See, e.g., Nordstrom Inc.* (avail. Feb. 8, 1995) (proposal that company commit to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot); *The Gap, Inc.* (avail. Mar. 8, 1996) (proposal that company adopt guidelines precluding it from doing business with certain suppliers substantially implemented and rendered moot). Since the Company's policies and guidelines regarding the retention of PWC to provide non-audit services already address the concerns detailed in the Proposal and Response Letter, BMS may omit the Proposal from its 2002 Proxy Materials.

III. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff of the Securities and Exchange Commission take no action if BMS excludes the Proposal in its 2002 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 546-4260 if I can be of any further assistance in this matter.

Sincerely,



Sandra Leung



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

January 18, 2002

Douglas J. McCarron
General President


RECEIVED
JAN 23 2001
SANDRA LEUNG

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to Bristol-Myers Squibb Company Request for No-Action Advice Concerning the United Brotherhood of Carpenter's Pension Fund's Shareholder Proposal

Dear Sir or Madam:

The United Brotherhood of Carpenters Pension Fund (the "Fund") hereby submits this letter in reply to Bristol-Myers Squibb Company's ("Company") Request for No-Action Advice concerning the shareholder proposal ("Proposal") and supporting statement our Fund submitted to the Company for inclusion in its 2002 proxy materials. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Fund's Proposal requests that the Board of Directors adopt a policy stating that the public accounting firm retained by our Company to provide audit services should not also be retained to provide non-audit services. For the reasons discussed below, the Company's request should be denied and the Proposal should be included in its proxy materials.

1. **The Company fails to meet its burden of persuasion that the Proposal is a violation of proxy rules so the Proposal cannot be excluded under Rule 14a-8(i)(3)**

The Company correctly observes that the supporting statement to the Proposal incorrectly cites Staff Legal Bulletin #14, Division of Corporate Finance, as the source of two quotes attributable to the Commission. The correct citation is to the "Final Rule: Revision of the Commission's Auditor Independence Requirements" (Release No. 33-7919, November 21, 2000). The proper remedy for this inadvertent error is that the Fund corrects the supporting statement, which the Fund is willing to do.

The Proposal is not false or misleading. It does not impugn the Company's integrity, nor cast aspersions on its auditor. Rather, the Proposal and its supporting statement accurately summarize the significant policy issues concerning auditor independence that

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

are so critically important to shareholders and that have been the subject of so much attention by the Commission and others. In regard to the Company, the supporting statement accurately reflects the Company's disclosure of the fees it has paid to its auditors. Neither is the proposal vague. It deliberately does not provide rigid definitions of "audit services" or "non-audit services." Instead, it appropriately leaves this to the Board as part of its responsibility.

2. The Company fails to meet its burden of persuasion that it lacks the power or authority to implement the Proposal so the Proposal cannot be excluded under Rule 14a-8(i)(6)

The Company next argues that it may exclude the Proposal under Rule 14a-8(i)(6) because it does not define what activities fall into the category of audit services and which activities constitute non-audit services. It is argued that the disclosure rules adopted by the Commission in 2000, which require disclosure of audit and other fees, also do not contain definitions on these terms, and while the SEC has provided some guidance there is clear disagreement on the definition of certain terms.

This argument misses the mark for it fails to address the Proposal the Fund has submitted. The Fund submitted a precatory proposal asking the board of directors to adopt a policy to deal with this issue. **The board, under our Proposal, has the power to define audit and non-audit services.** While there is disagreement in many quarters as to the scope of what constitutes "non-audit services," the Proposal cannot be expected to contain a full categorization of the wide range of services provided by audit firms to companies. Should a company's board chose to adopt an auditor independence policy that limits the non-audit services provided by the company's audit firm, it would clearly be prudent to define those services that are held to constitute "audit services" and "non-audit services" for the purpose of setting limits on the services provided by the company's auditor.

3. The Company fails to meet its burden of persuasion that the Proposal deals with a matter relating to the Company's ordinary business operations so the Proposal cannot be excluded under Rule 14a-8(i)(7)

The Company argues that the Proposal may be excluded because it deals with a matter related to the Company's ordinary business. The Staff of the Division of Corporate Finance recently rejected this argument in *The Walt Disney Company* (December 18, 2001. *Disney* provides in pertinent part:

> The proposal requests that the board of directors adopt a policy that would prohibit Disney's independent accountants from providing non-audit services to the Company. We are unable to concur in your view that Disney may exclude the proposal under rule 14a-8(i)(7). That provision permits the omission of a proposal that deals with a matter relating to the ordinary business operations of a registrant. **In view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant**

policy issues, we do not believe that Disney may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7). (emphasis added).

The Proposal the Fund submitted to the Company is the same proposal as that submitted to Disney. The essence of the Company's argument is the same as that advanced by Disney. And the result, rejection of this argument by the Staff, should be the same. While some may attempt to distinguish *Disney*, the result must be the same for the Fund's Proposal so clearly does not seek to micromanage the Company's business or otherwise infringe on ordinary business matters. The significant policy issues raised by this Proposal deserve to be presented to shareholders so that they may express their view to the board.

4. The Company fails to meet its burden of persuasion that the Proposal has been substantially implemented so the Proposal cannot be excluded under Rule 14a-8(i)(10)

The Company's final argument is that the Proposal has been substantially implemented so that it may be excluded pursuant to Rule 14a-8(i)(10). The essence of the argument is that shareholders of the Company are already given the opportunity to vote on fundamental elements of the Proposal when they vote on the ratification of auditors each year. It is noted that companies are required to disclose in the proxy statement the audit and non-audit fees paid to their auditors and that the Audit Committee Report discusses the provision of non-audit services.

The Staff should reject this argument. The Fund's precatory proposal requests the establishment of a policy that would guide the audit committee and the full board in the future on the issue of retaining audit and non-audit services from audit companies. Specifically, the guidance the policy would impart would be that whatever company the audit committee and board choose to recommend to shareholders for ratification should be a firm that is engaged only to provide audit services. A management-proposal seeking ratification of that recommended audit firm allows a vote on the narrow issue of the retention of a specific firm to provide audit services for the upcoming year.. It does not address, for instance, what non-audit services the board or audit committee should choose to contract for from that firm.

For these reasons, the Company's request should be denied and the Fund's proposal should be included in its 2002 proxy materials.

Sincerely,



Edward J. Durkin
Corporate Advisor

cc: Sandra Leung (Bristol-Myers Squibb)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 5, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bristol-Myers Squibb Company
Incoming letter dated December 21, 2001

The proposal requests that the board of directors adopt a policy stating "that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit-services to our Company."

We are unable to concur in your view that Bristol-Myers may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- revise the discussion that begins "The U.S. Securities and Exchange Commission . . . " and ends " . . . #14)" to provide an accurate citation to a specific source; and

- revise the discussion that beings "Bulletin #14 . . . " and ends " . . . have dramatically increased" to provide an accurate citation to a specific source.

Accordingly, unless the proponent provides Bristol-Myers with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Bristol-Myers omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Bristol-Myers may exclude the proposal under rules 14a-8(i)(3) or 14a-8(i)(6). Accordingly, we do not believe that Bristol-Myers may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(3) or 14a-8(i)(6).

We are unable to concur in your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(7). That provision permits the omission of a proposal that deals with a matter relating to the ordinary business operations of a registrant. In view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy considerations, we do not believe that Bristol-Myers may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Bristol-Myers may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(10).

Sincerely,



Grace K. Lee
Attorney-Advisor